AFL-CIO ITC FINANCIAL, LLC

FINANCIAL STATEMENT AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

FOR THE YEAR ENDED DECEMBER 31, 2018

(CONFIDENTIAL PURSUANT TO RULE 17a-S(e)(3))

AFL-CIO ITC FINANCIAL, LLC
FINANCIAL STATEMENTS AND REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM
FOR THE YEAR ENDED DECEMBER 31, 2018

CONTENTS

	Page
Facing page to Form X-17A-5	2A
Affirmation	2B
Report of Independent Registered Public Accounting Firm	3
FINANCIAL STATEMENT:	
Statement of Financial Condition	4
Notes to the Financial Statement	5-8

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8 - 69589

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YYYY) AND ENDING 12/31/2018 (MM/DD/YYYY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AFL-CIO ITC Financial, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

815 Connecticut Avenue NW, Suite 320
(No. and Street)

Washington	D.C.	20006
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Fortino (212)-751-4422
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Withum Smith+Brown, PC
(Name -- *if individual, state last, first, middle name*)

400 Jefferson Road, #400	Whippany	New Jersey	07981
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.





OATH OR AFFIRMATION

I, Robert Fortino, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AFL-CIO ITC Financial, LLC, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer / FINOP

Title

Notary Public

JANICE PARISE
Notary Public, State of New York
No. 41-4968956
Qualified in Queens County
Commission Expires July 9, 2022

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Exemption report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

withum

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
AFL-CIO ITC Financial, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of AFL-CIO ITC Financial, LLC (the "Company"), as of December 31, 2018, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

WithumSmith+Brown, PC

We have served as the Company's auditor since 2016.

February 18, 2019

WithumSmith+Brown, PC 200 Jefferson Park, Suite 400, Whippany, New Jersey 07981-1070 T (973) 898 9494 F (973) 898 0686 withum.com

AN INDEPENDENT MEMBER OF HLB - THE GLOBAL ADVISORY AND ACCOUNTING NETWORK

AFL-CIO ITC FINANCIAL, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

Assets

Cash	$	766,041
Accounts receivable		199,107
Prepaid expenses		54,151
Furniture and equipment, net		3,032
Total assets	$	1,022,331

Liabilities and Member's Equity

Accounts payable and accrued expenses	$	210,754
Total liabilities		210,754
Member's equity		811,577
Total liabilities and member's equity	$	1,022,331

The accompanying notes are an integral part of this financial statement.

AFL-CIO ITC FINANCIAL, LLC
NOTES TO THE FINANCIAL STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2018

NOTE 1 -   **NATURE OF OPERATIONS**

Organization

AFL-CIO ITC Financial LLC ("the Company") is incorporated under the laws of Delaware and is wholly owned by Solidarity Investments, LLC, a holding Company, incorporated under the laws of Delaware. Solidarity Investments, LLC, in turn, is a wholly owned by AFL-CIO Investment Trust Corporation. The Company was formed to engage in the sale of private placements and mutual funds. These securities are offered to qualified pension plans with union beneficiaries. The Company's registration as a broker/dealer with the Securities and Exchange Commission and the Financial Industry Regulatory Authority ("FINRA") was approved effective June 23, 2016.

NOTE 2 -   **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Basis of Presentation

The financial statements of the Company are presented in U.S. dollars in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates:

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Revenues from Contracts with Customers:

Adoption

On January 1, 2018, the Company adopted ASU No. 2014-09, "Revenue from Contracts with Customers" ("ASC Topic 606") using the modified retrospective method (i.e., applied prospectively effective January 1, 2018 without revising prior periods), which had no impact on the Company's opening retained earnings. Under Topic 606, revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring the promised services to the customers. A service is transferred to a customer when, or as, the customer obtains control of that service.

Recognition

The Company determines revenue recognition through the following five steps:

- Identification of the contract, or contracts, with a customer
- Identification of the performance obligations in the contract
- Determination of the transaction price
- Allocation of the transaction price to the performance obligations in the contract
- Recognition of revenue when, or as, performance obligations are satisfied

NOTE 2
(continued) -

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenues from Contracts with Customers (continued):
The Company's performance obligations are satisfied at a point in time. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised service at an amount that reflects the consideration expected to be received in exchange for such services under the terms of the contract, which may at times involve significant judgement.

On April 1, 2017, the Company entered into a contract with PNC Bank, National Association ("PNC"); as Trustee for the AFL-CIO Building Investment Trust ("the BIT") to assist in marketing of Units in the BIT to potential participants. Under the terms of the Marketing Agreement ("Agreement"), the Company is entitled to receive a fee for its services based on the applicable Net Asset Value ("NAV") of the BIT. The Company's performance obligation under this contract is the marketing of the Units, and is considered by the Company as satisfied at the point in time the service is provided.

The Company's fee is based on the NAV as of the last day of each quarterly valuation date as multiplied by the applicable quarterly fee rate as described below. The Company's fee is payable in monthly installments. Under the Agreement, PNC paid the corporation an annual fee equal to .068% up to the first three billion dollars of the BIT's NAV and .060% over three billion dollars. The fee was calculated quarterly and payable monthly in arrears.

Effective July 1, 2017, the Agreement was amended to lower the aggregate annual fee to .048% up to the first three billion dollars of the BIT's NAV and .040% over three billion dollars. The Marketing Agreement expires April 2022 unless renewed by mutual agreement of the parties.

Disaggregation of Revenue
All of the Company's revenues for the year ended December 31, 2018 originated from its contract with PNC Bank.

Receivables and Contract Balances
Receivables arise when the Company has an unconditional right to receive payment under a contract with a customer and are derecognized when the cash is received. As of January 1, 2018 the receivables balance was $186,081. At December 31, 2018, there were receivables of $199,107 reported in the statement of financial condition.

Contract assets arise when the revenue associated with the contract is recognized prior to the Company's unconditional right to receive payment under a contract with a customer (i.e., unbilled receivable) and are derecognized when either it becomes a receivable or the cash is received.

Contract liabilities arise when customers remit contractual cash payments in advance of the Company satisfying its performance obligations under the contract and are derecognized when the revenue associated with the contract is recognized when the performance obligation is satisfied.

NOTE 2
(continued) -

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenues from Contracts with Customers (continued):

As of January 1, 2018 and during the year the Company had no contract assets or contract liabilities. As of December 31, 2018, the Company had no contract assets or contract liabilities.

Fixed Assets:

Fixed assets are included on the balance sheet at cost, net of accumulated depreciation. Depreciation is calculated on a straight line basis over the estimated useful lives of the fixed assets, which range from three to five years. Leasehold improvements are amortized over the lesser of the lease life or the estimated useful life. Maintenance and repairs are charged to expense as incurred.

Income Taxes:

The Company is a single-member limited liability company and is treated as a disregarded entity for tax purposes, accordingly, no provision has been made in the accompanying financial statements for any federal or state income taxes. All revenue and expenses retain their character and pass directly to the parent's income tax returns. At December 31, 2018, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company remains subject to US federal and state income tax audits for all periods subsequent to 2015.

Recent Accounting Pronouncements:

In February 2016, the FASB issued ASU No. 2016-02, Leases ("ASU 2016-02"). This update requires all leases with a term greater than 12 months to be recognized on the balance sheet through a right of use asset and a lease liability and the disclosure of key information pertaining to leasing arrangements. This new guidance is effective for years beginning after December 15, 2018, with early adoption permitted. The Company has evaluated ASU 2016-02 and believes it will have no impact on its financial statements and related disclosures. The Company's management does not believe that any other recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on the Company's financial statements.

NOTE 3 -

CONCENTRATIONS

The Company maintains its cash in bank and financial institution deposits that at times may exceed federally insured limits. The Company has not experienced any losses in such accounts through December 31, 2018. The Company's revenue stream in 2018 consisted entirely of fees earned from one customer. The amount recorded as receivable is due from that one customer as well.

NOTE 4 -   **COMMITMENTS AND CONTINGENCIES**

From time to time, the Company may be involved in litigation relating to claims or regulatory examinations arising out of our operations in the normal course of business. As of December 31, 2018, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations. There are no proceedings in which any of our management, board members or affiliates, is an adverse party or has a material interest adverse to our interest.

NOTE 5 -   **RELATED PARTY TRANSACTIONS**

Effective June 23, 2016, the Company entered into an expense sharing agreement with an affiliate of the Company (the "Expense Sharing Agreement").

The Expense Sharing Agreement stipulates that the affiliate will provide to the Company payroll and employee benefit administrative services for the Company's associated persons and office and administrative services (including occupancy) for the Company to operate its business. The total expense amount incurred under the Expense Sharing Agreement was $1,001,495 for the year ended December 31, 2018. The terms of these arrangements may not be the same as those that would otherwise exist or result from agreements and transactions among unrelated parties.

NOTE 6 -   **NET CAPITAL REQUIREMENT**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum regulatory net capital, and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1.

As of December 31, 2018, the Company had net capital of $555,287, which exceeded its requirement of $14,050 by $541,237. The ratio of aggregate indebtedness to regulatory net capital was 0.38 to 1.

NOTE 7 -   **COMPLIANCE WITH RULE 15c3-3**

The Company does not handle cash or securities on behalf of customers and accordingly has no obligation under SEC Rule 15c3-3.

NOTE 8 -   **SUBSEQUENT EVENTS**

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through February 18, 2019, the date the financial statements were available to be issued.